UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              Trailer Bridge, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    892782103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William P. Mills, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-6436
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 15, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 892782103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Clara L. McLean

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                 (a) [X] (b) [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                  [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,334,500

               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
BENEFICIALLY         0
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9     SOLE DISPOSITIVE POWER
   PERSON
                     1,334,500

               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,334,500(1)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.2%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------

----------
(1) Does not include an aggregate of 1,094,800 shares pledged or to be pledged by Malcom P. McLean, Jr. and Nancy M. Parker to Clara L. McLean. See Item 6.

CUSIP NO.: 892782103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Nancy McLean Parker

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                 (a) [X] (b) [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                  [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,439,423

               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
BENEFICIALLY         0
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9     SOLE DISPOSITIVE POWER
   PERSON
                     1,439,423

               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,439,423

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------

CUSIP NO.: 892782103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Malcom P. McLean, Jr.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                 (a) [X] (b) [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                  [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,443,922

               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
BENEFICIALLY         0
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9     SOLE DISPOSITIVE POWER
   PERSON
                     1,443,922

               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,443,922(2)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------

----------
(2) Does not include an aggregate of 68,352 shares held by Mr. McLean's adult children, Andrew S. McLean (13,671 shares), Christopher G. McLean (13,670 shares), Kemberly S. McLean (13,670 shares), Jennifer L. McLean (13,671 shares), and Malcom P. McLean III (13,670 shares).

CUSIP NO.: 892782103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Patricia McLean Mendenhall

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                 (a) [X] (b) [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                  [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,439,923

               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
BENEFICIALLY         0
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9     SOLE DISPOSITIVE POWER
   PERSON
                     1,439,923

               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,439,923(3)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------

----------
(3) Does not include an aggregate of 41,012 shares held by Ms. Mendenhall's adult children, Greggory B. Mendenhall, Jr. (13,671 shares), Elizabeth B. Mendenhall (13,671 shares), and Margaret M. Mendenhall (13,670 shares).

CUSIP NO.: 892782103
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

      Artis E. James, Jr.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                 (a) [X] (b) [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                  [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     37,500

               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
BENEFICIALLY         0
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9     SOLE DISPOSITIVE POWER
   PERSON
                     37,500

               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,500

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.31%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

This Amendment No. 2 (this "Amendment") relates to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Clara L. McLean, on July 7, 2005; the Schedule 13D filed on behalf of Nancy McLean Parker, on June 24, 2005; the Schedule 13D filed on behalf of Malcom P. McLean, Jr., on June 24, 2005; the
Schedule 13D filed on behalf of Patricia McLean Mendenhall, on June 24, 2005; and each as amended by Amendment No. 1 ("Amendment No. 1") to Schedule 13D filed on behalf of each of the aforementioned parties (together, the "Reporting Persons") on November 21, 2007, relating to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Trailer Bridge, Inc., a Delaware corporation (the "Company"), with its principal place of business located at 10405 New Berlin Road East, Jacksonville, FL 32226.

Items 4, 5 and 6 of Amendment No. 1 are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction.

Item 4 is amended and restated as follows:

In November 2007, the Reporting Persons disclosed that they were considering a possible sale of their stock in the Company and had engaged AMA Capital Partners, LLC ("AMA Capital") to advise the Reporting Persons with respect to such sale. In December 2007, the Company's Board of Directors formed a committee to explore strategic alternatives and work closely with the Reporting Persons to achieve an orderly sale of the Reporting Persons' Common Stock (the "Committee").

In May 2008, the Company announced that in light of a Justice Department antitrust investigation into pricing practices in the Puerto Rico ocean carrier industry, the Company was suspending its active exploration of strategic alternatives. The Reporting Persons had previously consulted with the Company and the Committee and agreed that the investigation was likely to result in a less robust strategic review process. The Reporting Persons therefore are no longer actively pursuing the sale of their stock in the Company. The Reporting Persons' engagement of AMA Capital has terminated in accordance with the terms of such engagement. The Reporting Persons collectively remain the beneficial owners of approximately 47.8% of the Company's Common Stock.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company's Common Stock on a continuing basis. Depending on various factors including, without limitation, the Company's financial position, results and strategic direction, price levels of the Company's Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company's Common Stock as they deem appropriate including, but not limited to, purchasing additional shares of the Company's Common Stock or selling some or all of their shares of the Company's Common Stock, or communicating with the Company or other investors. The Reporting Persons currently have no intention, either alone or in concert with another person, to acquire or exercise additional control of the Company.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

Except as described in Item 6, each of the Reporting Persons has sole dispositive and voting power over his or her shares.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

The Reporting Persons' engagement of AMA Capital has terminated in accordance with the terms of such engagement.

Nancy P. Parker and Malcom P. McClean, Jr. (the "Pledgors") have pledged 296,500 and 298,300 shares of Common Stock, respectively, and each has agreed to pledge an additional 250,000 shares of Common Stock (the aggregate of 1,094,800 shares, consisting of the 594,800 currently-pledged shares and the additional 500,000 shares to be pledged, being referred to as the "Pledged Stock"), to Clara L. McLean ("Pledgee") to secure repayment of loans made to the Pledgors and collateralized by the Pledgee. Additionally, under the terms of the agreement between Pledgors and Pledgee, Pledgee has the right to require Pledgors to increase the number of shares pledged for certain reasons stated in that agreement, including if the market value of the Pledged Stock decreases. As the holder of security title to the Pledged Stock, the Pledgee has rights under circumstances customary for such arrangements to exercise voting and dispositive power over the Pledged Stock.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Clara McLean


                                        By: /s/ Clara McLean
                                            ------------------------------------



                                        Nancy McLean Parker


                                        By: /s/ Nancy McLean Parker
                                            ------------------------------------



                                        Malcom P. McLean, Jr.


                                        By: /s/ Malcom P. McLean, Jr.
                                            ------------------------------------



                                        Patricia McLean Mendenhall


                                        By: /s/ Patricia McLean Mendenhall
                                            ------------------------------------

                                        Artis E. James, Jr.


                                        By: /s/ Artis E. James, Jr.
                                            ------------------------------------



Dated:      June 15, 2009